Exhibit 5

NOTICE OF REQUISITION TO PACNET FOR EGM	16 September 2006
MediaRing wishes to announce that it has on 15 September 2006 served a Notice of Requisition for Pacific Internet Limited (“PacNet”) to convene an extraordinary general meeting. This Requisition is in response to the requisition of Vantage Corporation Limited (“Vantage”) to PacNet Board for it to convene an extraordinary general meeting (“Vantage Requisitioned EGM”) to remove the current directors, including the directors appointed on or after 8 September 2006, and to elect each of the persons who are currently directors of PacNet.
MediaRing is of the view that as a major (and in fact the largest) shareholder of PacNet, MediaRing should have the appropriate representations on PacNet Board, just as Vantage does. Accordingly, MediaRing has on 15 September 2006 sent a requisition notice to PacNet Board to convene an extraordinary general meeting to similarly put forward MediaRing’s proposed directors’ appointment to the shareholders of PacNet in the event that Vantage Requisitioned EGM is convened and its proposed resolutions to remove any of the appointed MediaRing appointees is/are passed.
MediaRing also requests that PacNet convenes a single extraordinary meeting for the purpose of considering the resolutions proposed by Vantage and MediaRing as they similarly concern the composition of the Board of Directors of PacNet, in order to avoid confusion amongst shareholders of PacNet.